Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The information in this report contains forward-looking statements. The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our condensed consolidated financial statements included elsewhere in this report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “Disclosure Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks, and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth elsewhere in this report.

Overview

Zhongchao Inc. (“Zhongchao,” “Company” or “we”) is not a Chinese operating company but rather a holding company incorporated in Cayman Islands. As a holding company with no material operation of our own, we conduct a substantial majority of our operation through our wholly owned subsidiary, Beijing Zhongchao Zhongxing Technology Limited, a PRC company (“Zhongchao WFOE”) and a variable interest entity in China, Zhongchao Medical Technology (Shanghai) Co., Ltd. (“Zhongchao VIE” or “Zhongchao Shanghai”) and its subsidiaries. Due to the existing VIE agreements between Zhongchao WFOE and Zhong VIE, we are able to consolidate the financial results of Zhongchao VIE under the U.S. GAAP as primary beneficiary, however, we do not hold equity interest in Zhongchao VIE.

Zhongchao VIE, together with its subsidiaries, is a platform-based internet technology company offering services to patients with oncology and other major diseases in China. They provide online healthcare information, professional training and educational services to healthcare professionals, patient management services in the professional field of tumor and rare diseases, internet healthcare services, and pharmaceutical services and operate an online information platform to general public.

Zhongchao VIE commenced operation in August 2012 with a vision to offer a wide range of accessible and immediate healthcare information and continuous learning and training opportunities for Chinese healthcare professionals. Since its inception, Zhongchao VIE has been focused on developing information, education, and training programs to address the needs in the healthcare industry in China; and developing online platforms and onsite activities to deliver its information services, education programs and training products.

Zhongchao VIE provides healthcare information, education, and training services to the healthcare professionals under “MDMOOC” brand. As of the date of this report, its MDMOOC online platform has more than 732,000 registered users and a database of more than 2 million healthcare experts including over 700,000 physicians, and 1,300,000 allied healthcare professionals in medical academics, associations, and leading hospitals who constantly collaborate with Zhongchao VIE to develop training programs on needed basis.

Additionally, Zhongchao has taken steps for its strategic extension of its business model of “Medical-Pharmaceutical” to “Medical-Pharmaceutical-Patient”, focusing on oncology and other major disease management.

In May 2021, Zhongchao VIE launched patient management service on the professional field of tumor and rare diseases through Shanghai Zhongxin Medical Technology Co., Ltd. (“Shanghai Zhongxin”).

Commencing in September 2022, Zhongchao VIE offers internet healthcare services through its “Zhixun Internet Hospital” to provide standardized Internet healthcare services for patients with oncology or other major diseases.

Followed by the launch of Zhixun Internet Hospital, in September 2022, Zhongchao VIE established “Xinjiang Pharmaceutical” to provide pharmaceutical services, aiming at realizing medications accessibility and affordability for patients with oncology or other major diseases.

Zhongchao VIE also provides its healthcare educational content to the public via its “Sunshine Health Forums”, which, based on the amount of the registered users and daily review volume, we believe is one of the largest platform in China, for general healthcare knowledge and information to the public.

Commencing from the fourth quarter of 2018, in addition to providing training and education courses through its platforms, Zhongchao VIE have been engaged by certain customers on a project basis to establish individual columns on its MDMOOC online platform to provide training and knowledge of certain drug treatment for healthcare professionals and patients. Most of the drug treatments are cancer-related or rare disease-related. Zhongchao VIE establishes online columns to facilitate qualified patients to obtain free drug treatment from non-profit organizations (“NFPs”) till the earlier of the expiration of contract period or the free drugs are completely delivered. For each column, its plugs in features to manage the drug treatment including reviewing patients’ applications, tracking their usage of drugs, and collecting related information (such programs with new plug-in features are hereinafter referred as the “patient-aid projects”). Those customers are its existing customers. They provide those drugs sponsored by pharmaceutical companies without charge to qualified patients and Zhongchao VIE charges those customers on its services in connection with the online columns and related training and management. In this way, Zhongchao VIE can not only facilitate the clinical application of those drugs, but also can benefit patients.

As of the date of this report, Zhongchao VIE has established nearly 22 columns for cancer-related drug treatment, including drug treatment for lung cancer, liver cancer, and extended blood cancer, and 4 columns for drug treatment of rare diseases, including drug treatment for pulmonary fibrosis, multiple sclerosis, and systemic lupus erythematosus. The total number of patients covered under this patient-aid project has reached nearly 100,000 by the end of 2021. We expect the numbers of columns for both cancer-related treatment and treatment of rare diseases to increase by the end of 2022, covering an aggregate of nearly 120,000 patients.

Zhongchao believes that with its new business model of “Medical-Pharmaceutical-Patient”, utilizing its accumulated experiences in medical education and innovation and extensive resources with medical professionals and pharmaceuticals, Zhongchao is well positioned to become a platform that provides patients with major disease management in China.

Recent Development

In May 2021, Zhongchao Shanghai launched the patient management service focusing on the professional field of tumor and rare disease operated through its subsidiary Shanghai Zhongxin. As of now, as Zhongxin provides comprehensive disease education and management services for tumor patients receiving treatment, in September 2022, Zhongchao announced its new strategic extension of the business model from “Medical-Pharmaceutical” to “Medical-Pharmaceutical-Patient.” The establishment of Shanghai Zhongxin was the important first step of Zhongchao’s transformation.

In September 2022, Zhixun Internet Hospital (Liaoning) Co., Ltd. (“Liaoning Zhixun”), launched Zhixun Internet Hospital to provide standardized Internet healthcare services for patients with oncology or other major diseases. The establishment of Zhixun Internet Hospital enables Zhongchao to form an all-in-one patient management service (the “All-in-One Service”) from patient education, online follow-up consultation, treatment compliance management, to living quality improvement , creating comprehensive services for both out-of-hospital and in-hospital patients.

Followed by the launch of Zhixun Internet Hospital to provide standardized internet healthcare services for patients with oncology or other major diseases, Zhongchao established Chongqing Xinjiang Pharmaceutical Co., Ltd. (“Chongqing Pharmaceutical”), aiming at realizing medications accessibility and affordability for those patients. In January 2022, Chongqing Pharmaceutical was incorporated under the PRC laws, as a wholly owned subsidiary of Shanghai Zhongxin. In August 2022, Shanghai Zhongxun Medical Technology Co., Ltd. (“Shanghai Zhongxun”), a wholly owned subsidiary of Zhongchao Shanghai, and Shanghai Zhongxin entered into a share transfer agreement, pursuant to which, Shanghai Zhongxin agreed to transfer all the share equity in Chongqing Pharmaceutical to Shanghai Zhongxun with no consideration. As a result, Chongqing Pharmaceutical is wholly owned by Shanghai Zhongxun. Xinjiang Pharmaceutical plans to cooperate with Zhixun Internet Hospital and other internet hospitals to build a 2B2C (to business and to customer) pharmaceutical procurement platform, aiming to streamline the delivery of medicines from pharmaceutical factories to retail ends. Xinjiang Pharmaceutical has obtained Pharmaceutical Trade License, Medical Device Trade License, Qualification Certificate for Drug Information Service over the Internet and other related licenses. Xinjiang Pharmaceutical plans to engage in pharmaceutical import and export trade, OME (original equipment manufacturer) production, medical consumables operation, and pharmaceutical internet services, aiming to continuously expand the industry chain and supply chain of the pharmaceutical market in China. Meanwhile, it remains committed to becoming a competitive technology-based pharmaceutical service enterprise.

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In November 2022, MDMOOC online platform established a “Surgical-Interventional-Drug” (“SID”) platform for liver cancer comprehensive-disciplinary physician education (“SID Platform”), providing physicians with knowledge and techniques in comprehensive-disciplinary comprehensive management of patients with liver cancer.As of the date of this report, Zhongchao VIE has established nearly 22 columns for cancer-related drug treatment, including drug treatment for lung cancer, liver cancer, and extended blood cancer, and 4 columns for drug treatment of rare diseases, including drug treatment for pulmonary fibrosis, multiple sclerosis, and systemic lupus erythematosus.

Impact of COVID-19

In late December 2019, a strain of a novel coronavirus, SARS-CoV-2, which causes the COVID-19 disease, was reported to have surfaced in Wuhan, China. On January 30, 2020, the World Health Organization reportedly declared this COVID-19 outbreak a health emergency of international concern. On February 28, 2020, the World Health Organization reportedly increased the assessment of the risk of spread and the risk of impact of COVID-19 to very high at the global level. In March 2020, the World Health Organization declared COVID-19 a pandemic.

With an aim to contain the COVID-19 outbreak, the PRC government imposed various strict measures across the PRC including, but not limited to, travel restrictions, mandatory quarantine requirements, and postponed resumption of business operations. Our headquarters are located in Shanghai, China and have been adversely affected by the pandemic. During the government mandated lockdown in early 2020, we temporarily closed our offices in February 2020 and had our employees work remotely. Our employees returned to work in our office in March 2020. While the outbreak of COVID-19 has come under control in the PRC since the second quarter of 2020, there was a significant rise in COVID-19 cases, including the COVID-19 Delta and Omicron variant cases, in various cities in China in early 2022. The local governments of the affected cities, including Shanghai, have reinstated certain COVID-related measures, including travel restrictions and stay-at-home orders.

In the mid-March 2022, the Shanghai authorities issued strict lock-downs and shut-down orders in response to the pandemic. As a result, the employees of the PRC operating entities located in Shanghai started to work from home. From March through June 2022, Shanghai was subject to a two-month lockdown policy, where retail stores were closed, and people were required to stay at home. Starting on May 6, 2022, due to the new order from the Beijing authorities in response to the COVID-19, the office of the PRC operating entities in Beijing started to limit the number of the employees at office to 10 people, and the other employees started to work from home. As a result, businesses, including our customers were not able to conduct normal business operations during the lock-down period. We witnessed a decrease of revenues during April through June 2022, and a delay of collection of receivables from the PRC operating entities’ NFP customers.

The COVID-19 pandemic did not result in any material impairments, allowances, charges or changes in accounting estimates in our consolidated financial statements for the six months ended June 30, 2022. In addition, the COVID-19 pandemic did not result in any change to the terms and conditions of our existing debt and other obligations as of June 30, 2022, nor did it have any material negative effect on our ability to timely pay our debts or fulfill other obligations as of June 30, 2022.

In the wake of the local government’s decision to lift its restrictive policies of quarantine at home and large-scale lockdowns in December 2022, the COVID-19 started to spread rapidly in China. With a high degree of uncertainty surrounding the future severity of COVID-19 and uncertainty of any restrictive policies to be taken by the local government in the future, the extent to which COVID-19 will continue to impact our businesses, revenues and operating results will depend on future developments.

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Key Factors that Affect Operating Results

We believe that the principal competitive factors in Zhongchao VIE’s markets are industry expertise, breadth and depth of service offerings, quality of the services offered, reputation and track record, marketing, scalability of infrastructure and price. The combination of Zhongchao VIE’s large user base, professional database and high quality education content position it to be a leading provider of healthcare information, education, and training services to meet the needs of healthcare organizations and professionals and will continue to contribute to our growth and success.

We believe the following factors drive Zhongchao VIE’s success:

-	Acknowledged by leading pharmaceutical enterprises

-	Reliable Professional Content Production

-	Well Organized and Easy-To-Use Websites and Apps

A. Results of Operations

The following table sets forth a summary of our condensed consolidated results of operations for the periods presented. This information should be read together with our unaudited condensed consolidated financial statements included elsewhere in this report. The results of operations in any period are not necessarily indicative of our future trends.

	For the Six Months Ended June 30,
	2022	2021
	(unaudited)	(unaudited)
Revenues	$7,295,439	$8,615,572
Cost of revenues	(2,236,718)	(3,147,596)
Gross Profit	5,058,721	5,467,976

Operating Expenses
Selling and marketing expenses	(1,316,733)	(1,957,522)
General and administrative expenses	(3,046,045)	(2,235,044)
Research and development expenses	(153,290)	(416,077)
Total Operating Expenses	(4,516,068)	(4,608,643)

Income from Operations	542,653	859,333

Interest income, net	82,913	65,795
Other (expenses) income, net	(247,327)	119,043
Income Before Income Taxes	378,239	1,044,171

Income tax expenses	(284,695)	(42,612)

Net Income	$93,544	$1,001,559

Revenues

We generate revenues from pharmaceutical enterprise customers and NFP from design and production of online medical courses, organizing offline medical training services, consulting and academic support services and assistance services for patient-aid projects.

For the six months ended June 30, 2022, revenues decreased by $1.32 million, or 15%, to $7.30 million from $8.62 million for the same period of last year. The decrease was mainly because the PRC operating entities temporary closed their offline medical training services and academic support services, and assistance services for patient-aid projects during March through June 2022, during which the employees of the PRC operating entities were required to stay at home due to restrictive measures adopted by local governments because of COVID-19 pandemic.

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Cost of revenues

Cost of revenues was comprised of direct related costs incurred for preparation of online medical training courses and offline education seminars and patient-aid projects, including expenses of travelling and accommodation, seminar site-rental, video production and backdrop production, professional service fees charged by experts who provide online and offline seminars, and  salary and welfare expenses incurred by the key members of the editorial, design and production team and patient-aid projects, as well as outsourced labor cost in patient-aid projects. The travelling and accommodation expenses, including but not limited to the air-ticket expenses and hotel accommodation expenses, represented the costs arising from lecturers’ attendance and participation of the offline seminars. Other travelling expenses were incurred by the Company’s medical department for videos production, live streaming of the offline seminars, and materials collection to create online courses. These travelling and accommodation expenses are well budgeted before any agreements entered into by the Company and the customers. Therefore, such expenses are well covered by the customers under those agreements. The Company is not reimbursed by the customers separately.

Cost of revenue decreased by $0.91 million, or 29%, to $2.24 million for the six months ended June 30, 2022 from $3.15 million for the same period of last year. The decrease of cost of revenues was primarily caused by the decrease of revenues from assistance services for patient-aid projects, leading to decrease order of outsourced staff.

Selling and marketing expenses

Selling and marketing expenses decreased by $0.64 million, or 33%, to $1.32 million for the six months ended June 30, 2022 from $1.96 million for the same period of last year. The decrease in selling and marketing expenses was mainly attributable to decrease in salary and welfare expenses as a result of decrease of sales staff during the six months ended June 30, 2022.

General and administrative expenses

General and administrative expenses increased by $0.81 million, or 36%, to $3.05 million for the six months ended June 30, 2021 from $2.24 million for the same period of last year. The increase in general and administrative expenses was mainly attributable to the launch of patient management service focusing on the professional field of tumor and rare disease in May 2021 which resulted in an increase of rental expenses and an increase in salary and welfare expenses as the PRC operating entities employed staff for their expansion of online courses and patient management services.

Other (expenses) income, net

For the six months ended June 30, 2022, other expenses primarily consisted of investment loss of $0.2 million from investments activities.

For the six months ended June 30, 2021, other income primarily consisted of investment income of $62,533 from investments activities and government grant of $55,640

Income tax expenses

We had income tax expenses of $0.28 million for the six months ended June 30, 2022, as compared to $0.04 million for the six months ended June 30, 2021.

Current income tax expenses decreased by $0.21 million from $0.52 million for the six months ended June 30, 2021 to $0.31 million for the same period of 2022. The decrease was mainly because the Company generated taxable losses in certain subsidiaries for the six months ended June 30, 2022, which made profit taxable income for the same period of 2021.

Deferred income tax benefits decreased from $0.49 million for the six months ended June 30, 2021 to $0.03 million for the same period of 2022. The change was mainly caused by a decrease of net operating losses carried forwards arising from certain subsidiaries which made taxable profits for the six months ended June 30, 2022.

Net income

As a result of the foregoing, our net income decreased by $0.91 million, or 91%, to $0.09 million for the six months ended June 30, 2022 from $1.00 million for the same period of last year. The decrease in income before income taxes was primarily attributable to decreased revenues and cost of revenues.

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Taxation

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Under the current tax laws of BVI, the Company’s subsidiary incorporated in the BVI is not subject to tax on income or capital gains.

Hong Kong

Zhongchao Group Limited (“Zhongchao HK”) is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate for the first HKD$2 million of assessable profits is 8.25% and assessable profits above HKD$2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018/2019. Before that, the applicable tax rate was 16.5% for corporations in Hong Kong. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax laws, Zhongchao HK is exempted from income tax on its foreign-derived income and there are no withholding taxed in Hong Kong on remittance of dividends.

USA

Zhongchao USA LLC (“Zhongchao USA”) is incorporated in the United States and is subject to a federal tax rate of 21%.

Japan

Under the current tax laws of Japan, Zhongchao Japan (“Zhongchao Japan”) is incorporated in Japan is subject to an income tax rate of 30%.

PRC

Beijing Zhongchao Zhongxing Technology Limited (“Zhongchao WFOE”), Zhongchao Medical Technology (Shanghai) Limited (“Zhongchao Shanghai”), Shanghai Maidemu Cultural Communication Corp. (“Shanghai Maidemu”), Shanghai Huijing International Technology Co., Ltd., and Shanghai Zhongxin Medical Technology Co., Ltd. are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. The EIT rate for companies operating in the PRC is 25%. Hainan Zhongteng Medical Technology Co., Ltd. (“Hainan Zhongteng”), located in Hainan Province, is subject to 15%. Beijing Zhongchao Boya Medical Technology Co., Ltd. (“Beijing Boya”), Hainan Muxin Medical Technology Co., Ltd. (“Hainan Muxin”), and Chongqing Xinjiang Pharmaceutical Co., Ltd. qualify as Small and Low Profit Enterprises, and are subject to a preferential EIT of 10%. Zhixun Internet Hospital (Liaoning) Co., Ltd. (“Liaoning Zhixun”) was not qualified as a tax payer until fiscal year 2021.

Entities qualifying as Software Development Enterprises enjoy a preferential tax treatment of income tax exemption for the first two years, and 50% reduction of rate (i.e. 12.5%) for the next three years. Entities qualifying as High and New Technology Enterprises enjoy a preferential tax rate of 15%. Qualified as a Software Development Enterprise and a High and New Technology Enterprise, Zhongchao Shanghai received the preferential tax treatments from the year ended December 31, 2016, and was exempted from income taxes for the years ended December 31, 2016 and 2017, applied a preferential income tax rate of 12.5% for the years ended December 2018 through 2020. From January 1, 2021, Zhongchao Shanghai was subject to an EIT of 25%.

In September 2018, the State Taxation Administration of the PRC announced a preferential tax treatment for research and development expenses. Qualified entities is entitled to deduct 175% research and development expenses against income to reach a net operating income.

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Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. We continually evaluate these judgments and estimates based on our own experience, knowledge and assessment of current business and other conditions.

Our expectations regarding the future are based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application. Out of our significant accounting policies, certain accounting policies are deemed “critical,” as they require management’s highest degree of judgment, estimates and assumptions, including (i) revenue recognition, (ii) accounts receivable, (iii) share-based compensation, and (iv) income tax.

We consider an accounting estimate to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur, could materially impact the consolidated financial statements. We believe the following accounting estimates involve the most significant judgments used in the preparation of our financial statements.

Allowance for doubtful accounts

We review the adequacy of the allowance for doubtful accounts on an ongoing basis, using historical collection trends and aging of receivables. We also periodically evaluate individual customer’s financial condition, credit history and the current economic conditions to make adjustments in the allowance when necessary. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. During the six months ended June 30, 2022 and 2021, the Company wrote off $nil and $323,524 against accounts receivable as the Company evaluated it is remote to collect the balance.   As of June 30, 2022 and December 31, 2021, the Company had no allowance against doubtful accounts receivable.

Share-based compensation

We measure the cost of the employee share options based on the grant date fair value of the awards and recognizes compensation cost over the vesting period, which is generally the requisite service period as required by the option agreement. The grant date fair value is estimated using binomial option pricing model, which involves key assumptions of expected volatility, risk-free interest rate, exercise multiples, expected dividend yield, life of options, and fair value of underlying ordinary shares. For the six months ended June 30, 2022 and 2021, the Company had share-based compensation expenses of $85,703 and $89,502, respectively.

Valuation of deferred tax assets

Deferred income taxes are provided using assets and liabilities method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

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Deferred tax assets are recognized to the extent that these assets are more likely than not to be realized. In making such determination, our management considers all positive and negative evidence, including future reversals of projected future taxable income and results of recent operation. For the six months ended June 30, 2022 and 2021, we did not provide any valuation allowance against deferred tax assets.

In order to assess uncertain tax positions, we apply a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. we recognize interest and penalties, if any, under accrued expenses and other current liabilities on our consolidated balance sheet and under other expenses in our consolidated statement of comprehensive income and comprehensive income.

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2019, 2020 and 2021 were increases of 2.9%, 2.5% and 0.9% respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

B. Liquidity and capital resources

In assessing our liquidity, we monitor and analyze our cash on-hand and our operating and capital expenditure commitments. To date, we have financed our operations primarily through cash flows from operations, bank borrowings and equity financing.

During the six months ended June 30, 2022 and 2021, the Company generated net income of $0.1 million and $1.00 million, respectively.

On December 17, 2021, the Company, entered into a Sales Agreement (the “Sales Agreement”) with U.S. Tiger Securities, acting as the Company’s sales agent (the “Sales Agent”), pursuant to which the Company may offer and sell, from time to time, through the Sales Agent, its Class A Ordinary Shares. Class A Ordinary Shares was offered and sold pursuant to the prospectus supplement, dated December 17, 2021, to the Registration Statement on F-3 (File No. 333-256190) (the “Form F-3”) that forms a part of such Form F-3, for an aggregate offering price of up to $10,400,000. In January 2022, the Sales Agent sold an aggregate of 1,060,000 Class A Ordinary Shares at an offering price of $1.8 per share for a total of $1.91 million gross proceeds, and received net proceeds of $1.85 million.

As of June 30, 2022 and December 31, 2021, we had cash and cash equivalents of $11.48 million and $13.91 million, and working capital of $24.16 million and $23.67 million, respectively.

Although we consolidate the results of Zhongchao VIE and its subsidiaries, we do not hold equity interests in the VIE but only have access to cash balances or future earnings of Zhongchao VIE and its subsidiaries through the VIE arrangements with Zhongchao VIE.

Current foreign exchange and other regulations in the PRC may restrict the PRC operating entities in their ability to transfer their net assets to the Company and its subsidiaries in Cayman Islands, and Hong Kong. However, these restrictions have no impact on the ability of these PRC operating entities to transfer funds to us as we have no present plans to declare dividend which we plan to retain our retained earnings to continue to grow our business. In addition, these restrictions have no impact on the ability for us to meet our cash obligations as all of our current cash obligations are due within the PRC.

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To utilize the proceeds we received from the IPO, over-allotment and shelf offering, we may make additional capital contributions to the PRC operating entities, establish new PRC entities and make capital contributions to these new PRC entities, or make loans to the PRC entities. However, most of these uses are subject to PRC regulations.

We expect that a substantial majority of our future revenues will be denominated in Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, the PRC operating entities are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.

Cash Flows

The following table sets forth a summary of our cash flows for the six months ended June 30, 2022 and 2021.

	For the Six Months Ended June 30,
	2022	2021
	(unaudited)	(unaudited)
Net Cash (Used in) Provided by Operating Activities	(796,621)	1,613,995
Net Cash Used in Investing Activities	(3,160,992)	(4,103,243)
Net Cash Provided by Financing Activities	1,850,474	-
Effect of exchange rate changes on cash and cash equivalents	(326,486)	80,693
Net decrease in cash and cash equivalents	(2,433,625)	(2,408,555)
Cash and cash equivalents at beginning of period	13,914,982	15,072,947
Cash and cash equivalents at end of period	$11,481,357	$12,664,392

Operating activities

Net cash used in operating activities was $0.80 million for the six months ended June 30, 2022, mainly derived from (i) net income of $0.1 million for the six months adjusted for noncash depreciation and amortization expenses of $0.1 million, amortization of right-of-use assets of $0.2 million and decrease in fair value of short-term investments of $0.2 million, and (ii) net changes in our operating assets and liabilities, principally due to a) an increase in accounts receivable of $0.94 million because our NFP customers delayed payments. As affected by COVID-19, the employees in our headquarter in Shanghai were required to stay at home, and the PRC operating entities were required to close their operating offices during March through June 2022 due to the restrictive measures adopted by the local governments, as a result the PRC operating entities could not issue invoices and collect services fees from their customers, and b) an increase in prepayments of $0.81 million that we incurred prepayments in advertising expenses.

Net cash provided by operating activities was $1.61 million for the six months ended June 30, 2021, mainly derived from (i) net income of $1.00 million for the six months adjusted for noncash write-off of uncollectible accounts receivable of $0.32 million, (ii) net changes in our operating assets and liabilities, principally due to a) a decrease in prepayments of $0.42 million because we made less prepayments as of June 30, 2021 and b) an increase in income tax payable of $0.47 million our profit making PRC operating entities generated increased income tax payable, and c) partially off-set by an increase in accounts receivable of $0.30 million as a result of increase in revenues for the six months ended June 30, 2021.

Investing activities

Net cash used in investing activities was $3.16 million for the six months ended June 30, 2022, which was mainly used for prepayments of $0.62 million for one long-term equity investment, investments of $1.00 million in short-term investments, loans of $2.23 million made to affiliates, and loans of $0.97 million made to third parties, partially net off against proceeds of $1.17 million repaid from third party loans, and proceeds of $0.53 million collected from redemption of short-term investments.

Net cash used in investing activities was $4.10 million for the six months ended June 30, 2021, which was mainly used for acquisition of property and equipment of $1.87 million, investments in short-term investments of $0.84 million and loans made to a third party of $1.39 million.

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Financing activities

Net cash provided by financing activities was $1.85 million for the six months ended June 30, 2022, which was mainly provided by net proceeds from shelf offering in January 2022.

We did not have cash flows from financing activities for the six months ended June 30, 2021.

Holding Company Structure

Zhongchao Inc. is a holding company with no material operations of its own. We consolidate the financial results of Zhongchao Shanghai, the VIE, and its subsidiaries in China as primary beneficiary under the U.S. GAAP pursuant to the VIE agreements between Zhongchao WFOE and Zhongchao Shanghai. As a result, Zhongchao Inc.’s ability to pay dividends depends upon dividends paid by the PRC operating entities. If the existing PRC operating entities or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in China, or Zhongchao Shanghai, is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiary, the VIE and its subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiary in China may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and Zhongchao VIE may allocate a portion of its after-tax profits based on PRC accounting standards to a surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiary has not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C. Research and development, Patents and License, etc.

Research and development expenses consist primarily of salary and welfare expenses for IT department employees who work for development of the PRC operating entities’ platform and database, and software and related intellectual property expenses which was used to develop an extensive library of licensed content and medical database.

Our research and development expenses were $0.15 million and $0.42 million for the six months ended June 30, 2022 and 2021, respectively.

We will continue to commit to work on the development and maintenance in the platform and database as we intend to provide professionals and customers with Internet-based access to the PRC operating entities’ courses and education software and enhance the customer experience.

D. Trend information

Other than as disclosed elsewhere in this report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E. Off-balance Sheet Arrangements

We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

F. Safe Harbor

See “Forward-looking Statement.”

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